

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2025

George Bee
Chief Executive Officer and President
U.S. Gold Corp.
1910 E. Idaho Street, Suite 102-Box 604
Elko, NV 89801

> **Re: U.S. Gold Corp.**
> **Registration Statement on Form S-3**
> **Filed May 2, 2025**
> **File No. 333-286946**

Dear George Bee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation